Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Six Months Ended
	June 30,
	2006	2005

Net income	$1,076	$934

Weighted average shares outstanding for calculating basic earnings per share	6,493,036	6,587,050

Options	221,631	218,285
Unvested restricted shares	12,230	—
Total shares for calculating diluted earnings per share	6,726,897	6,805,335

Basic earnings per share	$0.17	$0.14

Diluted earnings per share	$0.16	$0.14